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Attention:	Amanda Kim

Stephen Krikorian

Austin Pattan

Jan Woo

Re:	ServiceTitan, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted February 29, 2024

CIK No. 0001638826

To the addressees set forth above:

ServiceTitan, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (“Amendment No. 1”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on February 29, 2024 (the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 27, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Draft Registration Statement on Form S-1

Risk Factors Russian military action against Ukraine has adversely affected,..., page 49

1.

You state that the Russian military action against Ukraine has adversely affected the company. Please disclose whether and how your business segments, products, lines of service, projects or operations have been materially impacted since February 2022. For example, discuss the number of personnel affected, including both employees and contractors. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business, if material.

April 16, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 of Amendment No. 1 accordingly. The Company further advises the Staff that as a result of the limited number of personnel impacted and the Company’s ability to remedy the situation relatively quickly, the Russian military action did not have a material impact on the Company’s operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Business Performance, page 78

2.

Please revise to include the Gross Transaction Value and gross dollar retention rates for all periods presented. We note that you have provided disclosure for 2024 but did not include comparable disclosure for 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will include comparable disclosure of Gross Transaction Value and gross dollar retention rates for all periods presented and has revised the disclosure on pages 2, 3, 74, 78, 94 and 95 of Amendment No. 1 accordingly.

3.

Please tell us whether the “total number of customers” or “contracted annual recurring revenue” are key business metrics that management uses in managing or monitoring the performance of the company. We note that you intend to disclose the total number of customers since inception as of January 31, 2024. We also note that your annual bonuses for your executive officers are based on the certain performance goals relating to contracted annual recurring revenue. If these measures are key business metrics, please provide a quantitative discussion for all periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the total number of customers and contracted annual recurring revenue are not key business metrics that management uses in managing the performance of the Company. For example, the total number of customers is being included in Amendment No. 1 for informational purposes and to provide context on other metrics that the Company regularly uses to manage its business. Specifically, the total number of customers is included to help illustrate how Active Customers, a key business metric, is calculated. As a key business metric, the Company will include a quantitative discussion of Active Customers for all periods presented. The Company further advises the Staff that while contracted annual recurring revenue was one of the metrics used for purposes of fiscal 2024 annual performance-based cash bonuses, the Company no longer views it as a key business metric given that management does not use this metric in managing the performance of the Company and does not intend to tie future annual performance-based awards to such metric. Due to the foregoing, the only instance in the Draft Submission where the Company referenced this metric was in connection with the description of the Company’s annual performance-based awards and such disclosure did not include any quantitative references. The Company further advises the Staff that in connection with the updates to the Executive Compensation section, references to this metric have been removed from Amendment No. 1.

Critical Accounting Policies and Estimates Stock-Based Compensation, page 91

4.

Please provide us with a breakdown of all equity awards granted to date in fiscal 2024 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it granted the following equity awards during fiscal 2024 and to date in fiscal 2025:

April 16, 2024

Grant date	Award type	Number of shares of common stock underlying the award	Fair value per share of common stock on the grant date
03/16/2023	Restricted stock unit (“RSU”)	146,023	$60.75
05/02/2023	RSU	144,218	$62.28
05/17/2023	RSU	143,258	$62.28
06/15/2023	RSU	1,553,217	$62.28
08/07/2023	RSU	124,665	$62.28
09/26/2023	RSU	4,442	$62.28
10/02/2023	RSU	129,399	$62.28
11/07/2023	RSU	24,152	$64.43
01/17/2024	RSU	60,747	$64.43
02/08/2024	RSU	136,819	$62.90
04/11/2024	RSU	221,931	$62.90

The fair value per share of the Company’s common stock has historically been determined by the board of directors with input from management and valuation reports (the “Valuation Reports”) prepared by independent third-party specialists for the purpose of valuing and accounting for stock-based compensation awards. Throughout fiscal 2024, the Company obtained four third-party Valuation Reports that utilized the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. For each valuation report, the table below summarizes the common stock fair value per share determined in each case using the hybrid method described on pages 91 to 92 of Amendment No. 1.

Valuation date	Per common share
01/31/2023	$60.75
04/30/2023	$62.28
10/31/2023	$64.43
01/31/2024	$62.90

Overall, the estimated fair value of the Company’s common stock did not fluctuate significantly during fiscal 2024 or to date in fiscal 2025. The Company advises the Staff that it intends to continue to periodically obtain Valuation Reports as necessary and undertakes to advise the Staff on any significant fluctuations in the Company’s determination of the fair value of its common stock going forward.

Business, page 93

5.

We note that your usage-based revenue consists primarily of fees from revenue sharing agreements with payment processing and end-customer financing partners. Please describe any material agreements with these third parties. File each material agreement as an exhibit to your registration statement or tell us why it is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not view the usage-based revenue sharing agreements as material agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Specifically, the Company advises the Staff that its business is not substantially dependent on any of these agreements as the percentage of revenue generated by the Company’s FinTech offerings, which include both third-party consumer financing and payment processing, comprises only approximately 14% of its revenue for fiscal 2024. Further, the Company is not substantially dependent on any one of the agreements it has with the payment processing and end-customer financing partners. For example, the Company has agreements with multiple loan origination parties to provide its end-customers optionality and could onboard additional financing partners, if required. The use of third-party payment processors and end-customer financing partners is a common model for technology companies with FinTech offerings and therefore the Company views these agreements as ordinary course commercial arrangements typical for businesses with similar offerings. For the foregoing reasons, the Company does not believe these agreements should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Company also represents to the Staff that it will continue to monitor the significance of contracts that it may enter into, including its usage-based revenue sharing agreements, and file any such contracts when the Company determines that they are required to be filed under Item 601(b)(10) of Regulation S-K.

April 16, 2024

The ServiceTitan Approach, page 98

6.

We note your statement on page 45 that you rely on open-source software. Please disclose whether the Titan Intelligence AI engine was developed by the company and clarify the extent to which you rely on existing open source licenses to support the product.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 1 accordingly.

7.

We note that you refer your “proprietary data assets” that the company intends to utilize in its AI engine. We also note your statement that your AI engine is “informed by external micro and macro data, such as local consumer behavior and credit card purchase data.” Please revise your disclosure to clarify whether you rely on historical data sets, and if so, include a risk factor highlighting any resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100 of Amendment No. 1 accordingly.

Principal Stockholders, page 146

8.

Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Battery Ventures, Bessemer Venture Partners, ICONIQ Capital, and TPG Tech Adjacencies II Sherpa, L.P.

Response: The Company respectfully advises the Staff that it believes no natural persons are required to be identified as a beneficial owner with respect to the securities held by Battery Ventures, Bessemer Venture Partners and ICONIQ Capital (together, the “Investors”). Specifically, the Company respectfully notes that the investment and voting decisions for each of the Investors are made jointly by three or more individuals. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Southland Corp. (July 8, 1987). Based upon this analysis, because no individual exercises investment and voting control over the securities held by the Investors, none of these individuals will be deemed the beneficial owner of the securities for the purposes of Section 13(d) of the Exchange Act. As such, no natural persons are required to be named in the Registration Statement in connection with the shares held by the Investors. The Company also represents to the Staff that if it determines with respect to any Investor that fewer than three individuals share responsibility for investment and voting decisions, it will update the disclosure in a subsequent submission or filing, as the case may be, to identify the individuals who exercise investment and voting powers over such shares.

The Company further advises the Staff that the above does not apply to TPG Tech Adjacencies II Sherpa, L.P and, as a result, it has revised the disclosure on page 149 of Amendment No. 1 accordingly.

April 16, 2024

Lock-Up and Market Standoff Agreements, page 157

9.	We note that your lock-up agreements are subject to “certain other exceptions.” Please disclose the exceptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the lock-up agreements are not yet finalized and the final terms cannot be disclosed at this time. The Company further advises the Staff that it will disclose the exceptions to the lock-up agreements when finalized in a subsequent submission or filing, as the case may be.

Cloud Computing Arrangements, page F-12

10.	Please clarify how your accounting for cloud computing arrangements complies with ASC 350-40-45-1 and 45-3. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that amortization of implementation costs is recognized in the same line item of the consolidated statement of operations as the expenses for fees for the associated hosting arrangements. The Company also confirms that cash outflows related to payments for capitalized implementation costs are recorded in cash flows from operating activities. The Company further advises the Staff it has revised the disclosure on page F-13 of Amendment No. 1 accordingly.

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

Leases, page F-12

11.

You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please revise your disclosure to clarify whether the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to “Rate Implicit in the Lease” defined in ASC 842-20-20.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-12 of Amendment No. 1 accordingly. The Company further advises the Staff that the information to determine the rate implicit in its leases is not readily determinable and, as a result, the Company uses its incremental borrowing rate.

Revenue recognition

Subscription, page F-15

12.

We note your disclosure that “contracts provide for a minimum subscription fee for the contract term and in most cases, customers can expand their subscription on a monthly basis for a fee commensurate with the per unit fee defined in the contract.” Please tell us how you considered whether this option qualifies as a material right. Refer to ASC 606- 10-55-41 to 55-45.

Response: The Company respectfully advises the Staff that the customer option to expand their subscription on a monthly basis for a fee commensurate with the per unit fee defined in the contract does not represent a material right. The Company has developed consistent pricing practices across similar classes of customers such that the option does not provide the customer with a discount that is incremental to what it would be entitled to receive had it not entered into the contract. The Company pricing practices are consistently applied across similar classes of customers taking into consideration the size of the customer, the product features purchased, the type of trades business and the Company’s go-to-market strategy.

April 16, 2024

Disaggregated Revenue and Revenue by Geography, page F-16

13.	Please tell us what consideration was given to disaggregating revenue by timing of transfer of goods or services (i.e. point in time, over time). Refer to ASC 606-10-55-90 and 55-91.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the disaggregated revenue guidance in ASC 606-10-55-90 and 55-91 in determining the categories to disclose. The Company believes the categories presented (subscription, usage and professional services) reflect how management evaluates the Company’s performance. This presentation is consistent with how revenue is presented outside the financial statements and such categories provide the reader with a clear understanding of the nature, amount, timing and uncertainty of revenue and cash flows for each category. The Company also advises the Staff that the Company believes that this disaggregated revenue disclosure also enables the reader of the financial statements to readily determine whether revenue is recognized at a point in time versus over time. For example, the Company discloses that subscription revenue is recognized evenly over the subscription term (i.e., over time), revenue for the usage category is recognized when the transaction is processed or funding of the loan financing (i.e., at a point in time) and professional services are recognized as the services are performed (i.e., over time). Accordingly, the Company believes that the disaggregated disclosure requirements have been met.

Note 8—Commitments and Contingencies

Indemnifications, page F-31

14.

We note your disclosure that “The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable.” Please disclose, if true, that you did not have any material indemnification claims that were probable or reasonably possible and indemnity payments, if any, made by you have not had a material effect on your Consolidated Financial Statements. Refer to ASC 460-10-50.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-34 of Amendment No. 1 accordingly.

Note 9—Leases, page F-31

15.	Please revise to disclose cash paid for amounts included in the measurement of lease liabilities included in operating cash flows. Refer to ASC 842-20-50-4(g)(1).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure of cash paid for amounts included in the measurement of lease liabilities is disclosed in the supplemental cash flow information on page F-8.

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

April 16, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by email (phillip.stoup@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Phillip Stoup
Phillip Stoup
of LATHAM & WATKINS LLP

cc:	Ara Mahdessian, ServiceTitan, Inc.
Vahe Kuzoyan, ServiceTitan, Inc.
Dave Sherry, ServiceTitan, Inc.
Olive Huang, ServiceTitan, Inc.
Tad J. Freese, Latham & Watkins LLP
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.